Exhibit 1

For Immediate Release

Pointer Telocation’s Q3 2009 Results Release & Conference Call
Scheduled for Nov 11th, 2009

Rosh HaAyin, Israel Nov 8st, 2009 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – develops, produces and markets high-end technology and products for AVL (Automatic Vehicle Location) solutions providers for stolen retrieval, fleet management, car & driver safety, public safety, vehicle security and asset management, and a leading RSA (Road Side Assistance) provider, will release its financial results for Q3 2009 on Wednesday, Nov 11th 2009.

Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place on 9:30 AM EST, 16:30 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

From USA: +1-888-407-2553

From Israel: 03-918-0609

A replay will be available from Nov 12th, 2009 at the company website: www.pointer.com .

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel.; 972-3-572 3111	Tel: 972-9-741 8866
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com